

November 19, 2013

Via E-mail
Ms. Alison S. Rand
EVP and Chief Financial Officer
Primerica, Inc.
3120 Breckinridge Blvd.
Duluth, GA 3009

> **Re:** **Primerica, Inc.**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-34680**

Dear Ms. Rand:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

After reviewing the information you provide, we may have additional comments and/or request that you amend your filing.

Liquidity and Capital Resources
Off-balance sheet arrangements, page 70

1. Please provide us the following information regarding your use of Peach Re, Inc., your special purpose financial captive insurance company:
   - The nature and the business purpose of transactions with Peach Re and, if applicable, other captives. Explain how you reinsure with Peach Re including whether, and if so, to what extent, Peach Re assumes reinsurance from third parties to whom you ceded policies.
   - The amount of Peach Re's obligations and the nature and amount of assets and guarantees that secure the captives' obligations, apart from the line of credit with Deutsche Bank effective March 31, 2012. Tell us the nature and amount of the

Ms. Alison S. Rand
Primerica, Inc.
November 19, 2013
Page 2

>   Primerica, Inc.'s (i.e. the holding company) assets, guarantees, letters of credit or
>   promises securing the Peach Re's obligations.
- The effects in your GAAP consolidated financial statements of transacting with Peach
  Re directly and, if applicable, indirectly through third parties.
- Your consideration of disclosing the risks of employing your captives strategy.
- Any uncertainties associated with the continued use of this strategy and the expected
  effects on your financial position and results of operations if you discontinue this
  strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes all information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- the staff comment or changes to disclosure in response to the staff comment do not
  foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert the staff comment as a defense in any proceeding initiated by
  the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Andrew Mew,
Accounting Branch Chief, at (202) 551-3377 if you have questions regarding the comment. In
this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant